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CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nevsun Resources Ltd.:

We consent to the inclusion in this annual report on Form 40-F of:

1.

our auditors' report dated March 31, 2011, on the consolidated balance sheets of Nevsun Resources Ltd (the “Company”) as at December 31, 2010, December 31, 2009, and January 1, 2009, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2010 and December 31, 2009; and

2.

our Report of Independent Registered Public Accounting Firm dated March 31, 2011 on the Company’s internal control over financial reporting as of December 31, 2010;

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2010.

//s// KPMG LLP

Chartered Accountants

March 31, 2011

Vancouver, Canada

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